UROPLASTY, INC.

                                                      Rules 424(b)(3) and 424(c)
                                                              File No. 333-58887

Supplement No. 2 to Prospectus, dated February 16, 1999

Third Quarter Fiscal 1999 Financial Results. The worldwide net revenues of Uroplasty, Inc. (the "Company") for its third fiscal quarter ended December
31, 1998 were $1,365,652, a 23% increase over the net revenues for the quarter
ended December 31,1997.   Net loss for the third quarter was $160,327
compared to a net income of $85,891 for the same period last year. Worldwide net revenues for the nine months ended December 31, 1998 were $3,875,891, a 22% increase over the net revenues for the nine months ended December 31, 1997. Net income for the nine months ended December 31, 1998 decreased by 41% to $188,228 compared to net income of $318,482 for the same period last year. Net income per share for the first nine months decreased to $0.03 compared to $0.08 for the first nine months of the previous year. During both the nine months and three months periods, the increase in revenues resulted from continued sales growth of the Company's major product, Macroplastique(r), and the decrease in operating profit resulted from significantly increased research and development expenses associated with FDA approval costs and increased selling and marketing expenses.

Summary of Operations:
                            NINE MONTHS ENDED 12/31      NINE MONTHS ENDED 12/31

                                  1998         1997           1998          1997
                                  ----         ----           ----          ----
Net Revenue                 $3,875,891   $3,174,654     $1,365,652    $1,108,051
Operating Profit (Loss)           $928     $532,258      $(251,981)     $139,295
Net Income (Loss)             $188,228     $318,482      $(160,327)      $85,891


Basic Earnings Per Share         $0.03        $0.08         $(0.03)        $0.02
Diluted Earnings Per Share       $0.03        $0.08         $(0.03)        $0.02

Weighted average common and
  potential common shares outstanding:

Basic                        5,528,182    3,975,358      5,918,371     4,170,525
Diluted                      5,845,856    4,239,359      5,918,371     4,482,407

For further information, see the Company's Quarterly Report on Form 10QSB, available from the Company or through the SEC's EDGAR system.

                               The date of this Supplement is February 16, 1999.